April 1, 2008

Rolaine Bancroft
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	First Franklin Mortgage Loan Trust 2006-FF12
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-04 (the “Form 10-K”)

Ms. Bancroft:

Thank you for your telephone comment on the 10-K of Structured Asset Securities Corporation (the “Depositor”) relating to the Form 10-K/A filed March 19, 2008 (the “Form 10-K/A”), of Structured Asset Securities Corporation (the “Depositor”) relating to the First Franklin Mortgage Loan Trust 2006-FF12 (the “Issuing Entity”). In addition to one formatting comment, you asked us to add disclosure to Additional Disclosure Items Pursuant to General Instruction J, Item 1122, regarding the material instance of noncompliance by American Security Insurance Company, Standard Guaranty Insurance Company and TrackSure Insurance Agency, Inc. (formerly, “Safeco Financial Institution Solutions, Inc.”) (all affiliates of Assurant Inc.) with the applicable servicing criteria.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

The Depositor acknowledges that:

•	the Depositor is responsible for the adequacy and accuracy of the disclosure in the Form 10−K/A filing;

Ms. Rolaine Bancroft
Division of Corporate Finance
U.S. Securities and Exchange Commission
April 1, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K/A filing; and

•	the Depositor may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the 10-K/A further. You may reach me at 202-775-4129 or Ed Gainor at 202-775-4137.

Sincerely,

/s/ Darius Kingsley

Darius Kingsley

cc:	Michelle Olds
E. Todd Whittemore
Scott Lechner
Ed Gainor